# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kodiak AI, Inc., CIK 0001853138
CUSIP: 500081104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1049 TERRA BELLA AVENUE, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 09/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001029160

## Reporting persons
- SOROS FUND MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,967,978; sole dispositive power 0; shared dispositive power 9,967,978; aggregate amount beneficially owned 9,967,978 (5.7% of the class)
- GEORGE SOROS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,967,978; sole dispositive power 0; shared dispositive power 9,967,978; aggregate amount beneficially owned 9,967,978 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Kodiak AI, Inc.
Address of issuer's principal executive offices: 1049 Terra Bella Avenue, Mountain View, California 94043

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Soros Fund Management LLC ("SFM LLC"); and

(ii) George Soros.

This statement relates to shares of common stock, par value $0.0001 per share ("Common Stock"), of Kodiak AI, Inc., a Delaware corporation (the "Company"), held for the accounts of Quantum Partners LP, a Cayman Islands exempted limited partnership ("Quantum Partners"), and certain other funds/accounts (the "Other Funds/Accounts" and, together with Quantum Partners, the "Accounts"). SFM LLC serves as investment manager to the Accounts. As such, SFM LLC has been granted investment discretion over portfolio investments, including the shares of Common Stock, held for the Accounts. George Soros serves as Chairman of SFM LLC and has sole discretion to replace FPR Manager LLC, the Manager of SFM LLC.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 250 West 55th Street, 29th Floor, New York, NY 10019.
Citizenship:
(i) SFM LLC is a Delaware limited liability company; and

(ii) George Soros is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 174,957,392 shares of Common Stock outstanding which is based on 181,207,392 shares of Common Stock outstanding minus 6,250,000 sponsor earnout shares which are subject to vesting, each as reported by the Company in the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2025.
Percent of class: 5.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein. Quantum Partners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

Exhibit 99.2: Power of Attorney

## Signatures
- SOROS FUND MANAGEMENT LLC: /s/ John DeSisto, John DeSisto, Assistant General Counsel (10/01/2025)
- GEORGE SOROS: /s/ John DeSisto, John DeSisto, Attorney-in-Fact (10/01/2025)